Exhibit 99.1

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

Notice of 2025 Annual General Meeting of Shareholders

To Be Held on December 15, 2025 at 5:00 a.m. EDT

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “AGM” or the “Meeting”) of shareholders of ordinary shares of CCSC Technology International Holdings Limited (the “Company”) will be held at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong on December 15, 2025 at 5:00 a.m. EDT, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2025. Registered shareholders, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The AGM and any or all adjournments thereof will be held to consider and vote on the following proposals:

1.	to re-elect the Company’s existing directors and independent directors;

2.	to approve the share consolidations;

3.	to approve the acquisition of assets; and

4.	to adopt the Company’s 2025 performance incentive plan.

The foregoing items are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) recommends that the shareholders vote “FOR” for these proposals.

The Board of Directors has fixed the close of business on November 10, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Only the shareholders on the Record Date are entitled to receive notice of and to vote at the AGM or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://ir.ccsc-interconnect.com/sec.html.

Each shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and a proxyholder need not be a shareholder.

Management is soliciting proxies. Shareholders who are unable to attend the AGM or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the AGM or any adjournment in accordance with the Articles of Association of the Company. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Kung Lok Chiu
Kung Lok Chiu
Chief Executive Officer

Hong Kong

November 20, 2025

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

Annual General Meeting of Shareholders

December 15, 2025 at 5:00 a.m. EDT

PROXY STATEMENT

The board of directors (the “Board of Directors”) of CCSC Technology International Holdings Limited (the “Company”) is soliciting proxies for the annual general meeting (the “AGM”) of shareholders of the Company to be held on December 15, 2025 at 5:00 a.m. EDT, at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong. Shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/CCTG2025.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the AGM. If your shares are registered in the name of a broker, bank or other nominee (typically referred to as being held in “street name”), you will receive instructions from your broker, bank or other nominee that must be followed in order for your broker, bank or other nominee to vote your shares per your instructions.

Only shareholders holding Class A ordinary shares with a par value US$0.0005 each and Class B ordinary shares with a par value US$0.0005 each (collectively, the “Ordinary Shares”) of the Company at the close of business on November 10, 2025 (the “Record Date”) are entitled to attend and vote at the AGM or at any adjournment thereof. Shareholders holding Ordinary Shares that represent not less than one-third (1/3) of all votes attaching to all issued Ordinary Shares carrying the right to vote at the AGM shall form a quorum.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each shareholder shall be entitled to one vote in respect of each Ordinary Share held by such shareholder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the AGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

PROPOSALS TO BE VOTED ON

1.	Re-election of Directors and Independent Directors

2.	Approval of the Share Consolidations

3.	Approval of the Acquisition of Assets

4.	Adoption of the 2025 Performance Incentive Plan

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the AGM may do so at the AGM. Shareholders who are unable to attend the AGM or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading of the Company’s website at https://ir.ccsc-interconnect.com/sec.html. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at ir@ccsc-interconnect.com.

PROPOSAL NO. 1

RE-ELECTION OF DIRECTORS AND INDEPENDENT DIRECTORS

The Board of Directors currently consists of seven members. Seven current directors named below will seek re-election at the AGM.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the seven current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Dr. Chi Sing Chiu is the founder of the Company, and has served as the chairman of the Board of Directors and a director of the Company since October 2021, and chairman of CCSC Interconnect HK from January 2021 to September 2021. He is in charge of the leadership of the Board of Directors, strategic planning and major decision-making of our Company. From March 1993 to December 2020, he was the CEO of CCSC Interconnect HK. Dr. Chiu holds an Honorary Doctorate degree in business administration from Sabi University, and received a post-doctoral fellowship from California State University. He is currently pursuing a doctoral degree of regional and industrial economic management from Nanchang University. Dr. Chiu is a successful entrepreneur with over 30 years’ experience in the interconnect products industry. He has been awarded a Medal of Honor from the Austrian Albert Schweitzer Association in June 2020, and Elite of Commerce from the Economic of French Collection Metropolis Prosperity in each of 2011 and 2012. Dr. Chiu is keen on public welfare undertakings and has been awarded as Outstanding Social Responsibility Entrepreneur Award from the Hong Kong Commercial Daily in August 2021.

Mr. Kung Lok Chiu has served as the CEO and a director of the Company since October 2021. He has also served as the CEO of CCSC Interconnect HK since January 2021, and in such capacity is responsible for our Company’s overall management, corporate development and strategic planning. From January 2018 to December 2020, he served as the sales director of CCSC Interconnect HK, managing the sales department. From April 2014 to December 2017, he served as the sales manager of CCSC Interconnect HK. Mr. Chiu holds a Bachelor’s degree in Mechanical Engineering from Loughborough University and an MBA degree from Concordia University Wisconsin. He is currently pursuing a doctoral degree in Regional and Industrial Economic Management from Nanchang University. Mr. Chiu was awarded a New Generation Enterprise Elite Award from Hong Kong Federation of Innovative Technologies and Manufacturing Industries in July 2022. Mr. Chiu supports public welfare undertakings and was awarded the Best Social Responsibility Award from the Guangdong-HK-Macao Bay Area Entrepreneurs Union in September 2022.

Ms. Sin Ting Chiu has served as a director of the Company since October 2021. From May 2016 to September 2021, she was responsible for overseeing the overall administration and human resources affairs and served as the manager of the finance department of CCSC Interconnect HK. Ms. Chiu holds a Bachelor’s degree in Bioscience (nutrition) from the University of Nottingham.

Dr. Wai Chun Tsang has been an independent director since December 2023. In April 2000, she founded TWC Corporate Services Ltd., a company that provides accounting, corporate and private equity fund administration services, and has since served as a managing director, responsible for overall supervision of the company. Currently, she serves as a director of ten companies, including a Hong Kong listed company, Timeless Software Ltd. Ms. Tsang holds a diploma in secretarial management from Hong Kong Baptist College, an MBA from Heriot-Watt University, an Honorary Doctorate degree in business administration from Sabi University in France, and a Doctorate degree from International American University.

Dr. Tsz Fai Shiu has been an independent director since December 2023. Since 2005, he has been working for Knowing Management Consultancy, where he serves as the principal consultant and training director. His responsibilities include: overall office administration and management, formulating marketing strategies and performing marketing functions, providing consulting and training services to individual and corporate clients. Mr. Shiu holds a Bachelor’s degree in social service and social work from Hong Kong Polytechnic University, a Master’s degree in business administration from Sheffield Hallam University in United Kingdom, and a Doctorate degree in business administration from Bulacan State University in Philippines.

Mr. Kenneth Wang has been an independent director since December 2023. Since September 2009, he has served as the President of Synergy Turfs Co., Ltd., a Taiwanese company that produces artificial turf for leisure and sports industry, where he oversees new market expansion and product development, manages key accounts to promote profitability and customer satisfaction. From March 1993 to September 2009, he served as the managing director of Best Interlink Group, where he managed primary account relationships. From June 1981 to March 1993, he served as the head of the Sr. technical staff of Hughes Aircraft Company in Fullerton, where he provided technical evaluations of engineering design documents sourced from third parties, advised design team on potential implementation plans, and monitored design processes from conceptual through implementation. Mr. Wang holds a Bachelor’s degree in electrical engineering from California State University and an MBA from the National University (La Jolla, CA).

Dr. Pak Keung Chan has been an independent director since December 2023. Since April 2016, he has been working as an independent advisor, specializing on the design, testing and global marketing of computer memory products and systems for aerospace and military industries. He served as an Emeritus Consultant to the chairman and CEO of the Integrated Manufacturing Solutions, Greater China, from April 2015 to March 2016, and served as the President, of Sanmina Corporation, a Nasdaq listed company, from March 1999 to March 2015. Dr. Chan holds a Bachelor’s degree in Mechanical Engineering and Automation from Tianjin University; and Postgraduate degree in Applied Electronic Engineering from Hong Kong University; and Honorary Doctorate degree of Philosophy in Business Administration from Tarlac State University. He also received post-doctoral fellowship in Art Management and Technology from University of Quebec, and post-doctoral fellowship in Business and Technology Management from China National School of Administration.

RESOLUTIONS

The Board of Directors proposes to re-elect each of the seven current directors of the Company. The resolution to be considered and voted upon at the AGM is:

“It is resolved as an ordinary resolution that:

(a) each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and

(b) each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.”

Proposal No. 1 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the AGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF DIRECTORS AND INDEPENDENT DIRECTORS.

PROPOSAL NO. 2

APPROVAL OF THE SHARE CONSOLIDATIONS

General

The Board of Directors believes that it is in the best interest of the Company and its shareholders and is hereby soliciting shareholder approval for two share consolidations of the Company’s Ordinary Shares (each a “Share Consolidation,” and together, the “Share Consolidations”), with the ratio of the first Share Consolidation being 10:1 and the ratio of the second Share Consolidation being 5:1, to be implemented during a period of up to one (1) year from the date of the Meeting. The consolidated shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Class A ordinary shares and Class B ordinary shares in the capital of the Company as set out in the Company’s articles of association.

The Share Consolidations must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The purpose of the Share Consolidations is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A ordinary shares. Any such Share Consolidation must become effective within one (1) year from the date of the Meeting.

When implemented, the Share Consolidations will affect all shareholders uniformly and have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CCTG.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Company’s Class A ordinary shares.

Since November 4, 2025, the closing bid price of the Company’s Class A ordinary shares has been below $1.00, and the Company anticipates receiving a deficiency notice from Nasdaq in the near future.

To ensure the Company’s compliance with the Minimum Bid Price Rule, the Board of Directors determined that it was in the best interest of the Company and its shareholders to solicit the approval of the shareholders for one or more Share Consolidations.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A ordinary shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes that the delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares; and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to no longer be listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of our Class A Ordinary Shares

A Share Consolidation will not affect the registration of the Class A ordinary shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, the Class A ordinary shares will begin trading on a post-consolidation basis on the effective date. In connection with any Share Consolidation, the CUSIP number of the Class A ordinary shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with a Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares (after aggregating all fractional shares that would otherwise be received by a Shareholder) will instead be rounded up to the next whole number of shares.

Authorized Shares

At the time a Share Consolidation is effective, the authorized share capital of the Company will be consolidated at the same ratio.

Street Name Holders of Class A Ordinary Shares

The Company intends that any Share Consolidation will treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

The Board of Directors recommends that our shareholders approve the following resolutions:

“It is resolved as an ordinary resolution that, within one year from the date of the AGM:

(a)	on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any Director deems advisable and may determine in his or her absolute discretion, every 10 issued and unissued Class A ordinary shares of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary shares of a par value of US$0.0005 each be consolidated into one Class A ordinary share of a par value of US$0.005 and one Class B ordinary share of a par value of US$0.005, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each (the “First Share Consolidation”); and

(b)	subsequently following the First Share Consolidation, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as any Director deems advisable and may determine in his or her absolute discretion, every 5 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every 5 issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.”

Proposal No. 2 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the AGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE APPROVAL OF THE SHARE CONSOLIDATIONS.

PROPOSAL NO. 3

APPROVAL OF THE ACQUISITION OF ASSETS

General

The Board of Directors believes that acquiring certain assets may provide the Company with strategic opportunities to expand its business, enhance operational efficiency, and/or support growth initiatives. The Acquisition of Assets (defined below) may be completed through cash payment and/or the issuance and allotment of shares of the Company, in one or more transactions, on terms and conditions determined by the Board of directors. The Board of directors believes that having the flexibility to pursue such acquisitions is in the best interests of the Company and its shareholders.

The Board of Directors recommends that our shareholders approve the following resolution:

“It is resolved as an ordinary resolution that the Company be authorised to acquire assets, whether for cash and/or by the issue and allotment of shares of the Company, in one or more transactions and on such terms and conditions as the Board of Directors may determine (the “Acquisition of Assets”), provided that the aggregate consideration for the Acquisition of Assets shall not exceed US$50,000,000.”

Proposal No. 3 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the AGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE APPROVAL OF THE ACQUISITION OF ASSETS.

PROPOSAL NO. 4

ADOPTION OF THE 2025 PERFORMANCE INCENTIVE PLAN

The Board of Directors recommends that our shareholders approve the following ordinary resolutions:

“It is resolved as an ordinary resolution that the Company’s 2025 performance incentive plan be approved and adopted.”

A draft of the Company’s 2025 performance incentive plan is attached hereto as Appendix A.

Proposal No. 4 will be approved if a simple majority of more than half of the total votes duly cast in person or by proxy at the AGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADOPTION OF THE 2025 PERFORMANCE INCENTIVE PLAN.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

November 20, 2025	/s/ Kung Lok Chiu
Kung Lok Chiu
Chief Executive Officer

APPENDIX A

2025 PERFORMANCE INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of this 2025 Performance Incentive Plan (this “Plan”) of CCSC Technology International Holdings Limited, an exempted company incorporated under the Companies Act (As Revised) of the Cayman Islands, and its successors (the “Company”), is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Company or the Company’s compliance with any applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company; and “Board” means the board of directors of the Company.

3.	PLAN ADMINISTRATION

3.1	The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its authority under this Plan. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the organizing documents of the Company or applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present, assuming the presence of a quorum or the unanimous written consent of the members of the Administrator, shall constitute action by the acting Administrator.

Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)	approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)	accelerate, waive or extend the vesting or exercisability, or modify or extend the term of any or all such outstanding awards (in the case of options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g)	adjust the number of Class A Ordinary Shares (as defined below) subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6;

(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, shares of equivalent value, or other consideration;

(k)	determine the fair market value of the Class A Ordinary Shares (as defined below) or awards under this Plan from time to time and/or the manner in which such value will be determined; and

(l)	implement any procedures, steps or additional or different requirements as may be necessary to comply with any laws of the People’s Republic of China (the “PRC”) that may be applicable to this Plan, any Option or any related documents, including, but not limited to, foreign exchange laws, tax laws and securities laws of the PRC.

3.3	Binding Determinations. Any determination or other action taken by, or inaction of, the Company, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or of any of its Subsidiaries or to third parties.

3.6	Option and SAR (“Share Appreciation Rights”) Repricing. Subject to Section 4 and Section 8.6.5, the Administrator, from time to time and in its sole discretion, may provide for (1) the amendment of any outstanding share option, or SAR, to reduce the exercise price or base price of the award, (2) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for cash or other awards (for the purpose of repricing the award or otherwise), or (3) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award. For avoidance of doubt, the Administrator may take any or all of the foregoing actions under this Section 3.6 without shareholder approval.

4.	CLASS A ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the shares that may be issued under this Plan shall be shares of the Company’s authorized but unissued Class A ordinary shares with a par value US$0.0005 each (the “Class A Ordinary Shares”) and any Class A Ordinary Shares held as treasury shares. For purposes of this Plan, the term “Class A Ordinary Shares” shall also include any other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits. The maximum number of Class A Ordinary Shares that may be issued pursuant to awards granted to each Eligible Persons under this Plan (the “Share Limit”) is equal to 1,000,000 Class A Ordinary Shares.

The following limits also apply with respect to awards granted under this Plan.

The maximum number of Class A Ordinary Shares that may be issued under this Plan is 6,800,000 Class A Ordinary Shares.

Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award granted under this Plan is settled in cash or a form other than Class A Ordinary Shares, the shares that would have been issued had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Class A Ordinary Shares are issued in respect of a dividend equivalent right granted under this Plan, the number of shares issued with respect to the award shall be counted against the share limits of this Plan (including, for purposes of clarity, the limits of Section 4.2 of this Plan). (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are issued in payment of those rights with respect to that dividend, 50 shares shall be counted against the share limits of this Plan). Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or issued under this Plan, shall not be counted against the share limit and shall be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan.

4.4	Reservation of Shares; No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be issued under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted individually, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Company or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 Share Options. A share option is the grant of a right to purchase a specified number of Class A Ordinary Shares during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be determined by the Administrator and set forth in the applicable award agreement, provided that the per share exercise price shall not in any circumstances be less than the par value of the share. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

5.1.2 Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds US$500,000, taking into account both Class A Ordinary Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the US$500,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the US$500,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Class A Ordinary Shares are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code. The per share exercise price for each ISO shall be not less than 100% of the fair market value of a Class A Ordinary Share on the date of grant of the option. Furthermore, no ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) outstanding Class A Ordinary Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such option is at least 110% of the fair market value of the shares subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3 Share Appreciation Rights. A share appreciation right or “SAR” is a right to receive a payment, in cash and/or Class A Ordinary Shares, equal to the excess of the fair market value of a specified number of Class A Ordinary Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the Administrator and set forth in the applicable award agreement. The maximum term of a SAR shall be ten (10) years.

5.1.4 Other Awards. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Class A Ordinary Shares, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon; or (c) cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under the Plan.

5.2	Reserved.

5.3	Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.4	Deferrals and Settlements. Payment of awards may be in the form of cash, Class A Ordinary Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.5	Consideration for Class A Ordinary Shares or Awards. The purchase price for any award granted under this Plan or the Class A Ordinary Shares to be issued pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

●	services rendered by the recipient of such award;

●	cash, check payable to the order of the Company, or electronic funds transfer;

●	notice and third party payment in such manner as may be authorized by the Administrator;

●	the transfer of previously owned Class A Ordinary Shares;

●	by a reduction in the number of shares otherwise issuable pursuant to the award; or

●	subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law. Class A Ordinary Shares used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise. The Company will not be obligated to issue any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company. The Administrator may take all actions necessary to alter the method of Option exercise and the exchange and transmittal of proceeds with respect to participants resident in the PRC not having permanent residence in a country other than the PRC in order to comply with applicable PRC laws and regulations, including, without limitation, PRC foreign exchange, securities and tax laws and regulations.

5.6	Definition of Fair Market Value. For purposes of this Plan, if the Class A Ordinary Shares are listed and actively traded on an internationally recognized securities exchange (the “Exchange”), then unless otherwise determined or provided by the Administrator in the circumstances, “fair market value” shall mean the closing price (in regular trading) for a Class A Ordinary Share as reported on the Exchange on which the Class A Ordinary Shares are listed for the date in question or, if no sales of Class A Ordinary Shares were reported on the Exchange on that date, the closing price for a Class A Ordinary Share as reported by the Exchange on which the Class A Ordinary Shares are listed for the next preceding day on which sales of Class A Ordinary Shares were reported. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a Class A Ordinary Share as reported by the Exchange on the last day preceding the date in question or the average of high and low trading prices of a Class A Ordinary Share as reported by the Exchange for the date in question or the most recent trading day. If the Class A Ordinary Shares are no longer listed or actively traded on the Exchange as of the applicable date, the fair market value of the Class A Ordinary Shares shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7	Transfer Restrictions.

5.7.1 Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be issued only to (or for the account of) the participant.

5.7.2 Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.7.3 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award),

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries, is not a member of the Board, and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments. Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, share subdivision, share dividend or share consolidation; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Class A Ordinary Shares; or any exchange of Class A Ordinary Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Class A Ordinary Shares; then the Administrator shall equitably and proportionately adjust (1) the number and type of Class A Ordinary Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of Class A Ordinary Shares (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards.

Upon any event in which the Company does not survive, or does not survive as a public company in respect of its Class A Ordinary Shares (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities or other reorganization, or a sale of all of the business, shares or assets of the Company, in any case in connection with which the Company does not survive or does not survive as a public company in respect of its Class A Ordinary Shares), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Class A Ordinary Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each Ordinary Share subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the shareholders of the Company for each Ordinary Share sold or exchanged in such event (or the consideration received by a majority of the shareholders participating in such event if the shareholders were offered a choice of consideration); provided, however, that if the consideration offered for a Class A Ordinary Share in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the shareholders participating in the event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $500,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.	OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer and issuance of Class A Ordinary Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Class A Ordinary Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of Class A Ordinary Shares acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Company shall be made to provide for any taxes the Company or any of its Subsidiaries may be required to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)	The Company or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(b)	The Company or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment.

(c)	In any case where a tax is required to be withheld in connection with the issuance of Class A Ordinary Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be issued by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. Unless otherwise provided by the Administrator, in no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law to the extent the Company determines that withholding at any greater level would result in an award otherwise classified as an equity award under ASC Topic 718 (or any successor thereto) being classified as a liability award under ASC Topic 718 (or such successor).

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1 Effective Date. This Plan is effective as of December 15, 2025, subject to its approval by the shareholders of the Company before such date (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 Shareholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval.

8.6.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5 Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Class A Ordinary Shares not actually issued to and registered in the name of such participant on the register of members of the Company as the holder of such Class A Ordinary Shares. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of issuance.

8.8	Governing Law; Construction; Severability.

8.8.1 Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

8.8.2 Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 Plan Construction.

(a)	It is the intent of the Company that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Company shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Share-Based Awards in Substitution for Share Options or Awards Granted by Other Company. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the Class A Ordinary Shares (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Class A Ordinary Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Company or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittee), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary, (d) any dissolution or liquidation of the Company or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation) or (g) any other corporate act or proceeding by the Company or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13	Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements or authority of the Company or its Subsidiaries.

8.14	Clawback Policy. The awards granted under this Plan are subject to the terms of the Company’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any Class A Ordinary Shares or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).